OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, NY 11747
T 631.962.2000 F 631.962.2023
www.osip.com

Jon Brooks
Associate General
Counsel — Corporate
and Securities
August 18, 2009
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street NE
Washington, DC 20549
Attn:	Jim Rosenberg, Senior Assistant Chief Accountant
Re:	OSI Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2008 DEF 14A filed April 29, 2009 File No. 000-15190
Dear Mr. Rosenberg:
     We are writing in response to your letter dated July 20, 2009 relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 27, 2009 (our “2008 Form 10-K”), and Definitive Proxy Statement, filed on April 29, 2009 (our “2009 Proxy Statement”). We have filed this correspondence today with the Securities and Exchange Commission (the “Commission”) via EDGAR. References in this letter to “OSI,” “we,” “us,” and “our” refers to OSI Pharmaceuticals, Inc. and subsidiaries.
     The staff’s comments, indicated in bold, and our responses corresponding to the paragraph numbering used in the comment letter, are set forth below. Where applicable, we have provided in our response, as requested, the proposed disclosure we will add to our future filings with the Commission and identified the annual or quarterly filing where the disclosure will first appear. To the extent that a future change in facts or circumstances requires a change to these disclosures, we will update these disclosures accordingly in the applicable filing with the Commission.

Form 10-K for Fiscal Year Ended December 31, 2008
Item 1. Business
Our Marketed Product-Tarceva, page 3
1.	In discussing the ATLAS study on page 4, you note that the “study was funded by Genentech and Roche” but that the company may, under its Tripartite Agreement with Genentech and Roche, “elect to make certain payments” for the study. We also note your statement on page 4 that the ATLAS study was terminated in February 2009 based upon the results obtained. Please review your disclosure to describe the circumstances under which the company may elect to make the referenced payments, including the reasons why the company might elect to do so, the potential benefits and detriments of both making the payments and not making payments and the aggregate potential payments that may be made. If these payments will not be considered material to the company, please provide an analysis supporting such determination.
Under the terms of the Tripartite Agreement with Genentech Inc. and Roche, we and our collaborators each have the right to decline to participate in any clinical trial related to the development of Tarceva® (erlotinib) for an additional indication, but retain the right to elect to participate in such trial at a later date, which we refer to as an opt-in right. In order to opt-in to a trial, a party is required to pay as a fee a specified portion of the accumulated historical costs and expenses of the clinical trial, plus its pro rata share of the ongoing costs and expenses for the trial.
As we disclosed in our 2008 Form 10-K, we declined to participate in the ATLAS study that is being conducted by Genentech and Roche. While we are currently assessing whether we will opt-in to this trial at a future date, at this time, it is unlikely that we will do so. As a result, the potential exercise of this opt-in right is not material information for our investors nor is it helpful to an understanding of the ATLAS study. Accordingly, we do not believe further disclosure related thereto is useful, necessary or required. In addition, any decision to opt-in to the ATLAS study would be subject to discussions with our collaborators as to the specific terms (i.e., cost and timing) of our exercise of this right. As such, we cannot reasonably estimate the costs we would incur if we were to opt-in to the ATLAS study. In the unlikely event that we do elect to opt-in to the ATLAS study in the future, we will disclose the cost of opting-in to the study in the quarterly or annual report that pertains to the period in which such election is made.

Manufacturing and Supply, page 7
2.	We note your statement in the second risk factor on page 23 that the company is “dependent on two suppliers for the API for Tarceva and a single supplier for the tableting of Tarceva in the United States.” Please file as exhibits to the Form 10-K your long term supply agreements with Sumitomo Chemical Co., Ltd. and Dipharma S.p.A. Also, please revise your disclosure to describe the material terms of each agreement, where appropriate.
In response to the staff’s comment, we will file our long term supply agreements with Dipharma S.p.A. and Sumitomo Chemical Co., Ltd. as exhibits to the Form 10-Q for the quarterly period ending September 30, 2009 (our “September 30, 2009 Quarterly Report”). At this time, we are reviewing both agreements for the purpose of determining whether we will make a confidential treatment request to the Commission pursuant to 17 C.F.R 200.81 for certain portions of these agreements.
We also propose to include the following underlined disclosures in our Form 10-K for the fiscal year ending December 31, 2009 (our “2009 Form 10-K”) to add the material terms of each of our supply agreements, which consist of the term and termination provisions. For consistency purposes, we will also provide this information for our manufacturing agreement with Schwarz Pharma Manufacturing, Inc., our manufacturer of Tarceva tablets for clinical and commercial supplies. We have provided the relevant disclosure from our 2008 Form 10-K to provide context for our proposed additional disclosures.
Erlotinib is manufactured in a three-step process with high yield. Sumitomo Chemical Co., Ltd. and Dipharma S.p.A. are our manufacturers of the API used for commercial supplies. Both of these manufacturers also manufacture API for Tarceva clinical trials. The Sumitomo agreement terminates in November 2011 and the Dipharma agreement terminates in November 2012. Both agreements automatically renew for an additional period of two years unless terminated by either party on at least 12 months notice prior to the end of their respective initial terms. Our agreements with these manufacturers are subject to early termination in the event of certain customary defaults, such as material breach of the agreement and bankruptcy. In addition, we can terminate either agreement if the manufacturer is unable to supply the requested amounts of API or if we discontinue the commercialization of Tarceva.
Schwarz Pharma Manufacturing, Inc. is our manufacturer of Tarceva tablets for clinical and commercial supplies, as well as placebo for blinded clinical studies. The Schwarz agreement terminates in February 2015 and is subject to early termination in the event of certain customary defaults, such as material breach of the agreement and bankruptcy. In addition, we can terminate the Schwarz agreement if Tarceva is prohibited from being manufactured, shipped, sold, or marketed by the FDA or applicable regulatory authority or in the event of certain product supply failures occurring during a specified period.
Our Clinical Development Programs, page 8
3.	Please revise the discussion of your agreement with Eli Lilly and Company on page 9 to provide more information about the royalty provisions; either a range or a statement that the percentage is in the single digits, teens, etc. will be sufficient. Also, please describe the term and termination provisions of the agreement.
In response to the staff’s comment, we propose to include the following underlined disclosures in our 2009 Form 10-K with respect to the term and termination provisions of the agreement. We have provided below the relevant disclosure from our 2008 Form 10-K to provide context for our proposed additional disclosures.
PSN010. In January 2007, we outlicensed our glucokinase activator, or GKA, program, including the small molecule Phase I clinical candidate PSN010, to Eli Lilly and Company. GKAs have a dual effect in the pancreas and the liver resulting in increased hepatic glucose uptake in the liver and stimulated insulin secretion by the pancreas. Under the terms of our license with Eli Lilly, Eli Lilly is responsible for all aspects of clinical development, manufacturing and commercialization of PSN010 or any back-up compound included within the licensed GKA program. In return for such rights, we received an upfront payment of $25.0 million and will potentially receive milestones and other payments of up to $360.0 million and royalty percentage on net sales arising from the licensed GKA program. The license agreement with Eli Lilly is subject to early termination in the event of certain customary defaults, such as material breach of the agreement and bankruptcy. In the event of a termination of the agreement, licenses granted to Eli Lilly shall revert back to us.
With respect to the royalty provisions, we believe such information should remain confidential. We have specifically requested confidential treatment of this information pursuant to a confidential treatment request filed with the Commission in February 2007.
In addition to compromising our competitive position in the industry as discussed below, disclosure of the royalty provisions is neither material nor necessary for the protection of investors. A fact is material and thus its elimination or redaction from public documents unwarranted only if a reasonable investor would have viewed disclosure of an omitted fact as having “significantly altered the ‘total mix’ of information made available.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976); see Basic Inc. v. Levinson, 485 U.S. 224 (1988) (applying the Northway materiality standard to investment decisions). We believe that inclusion of the royalty provisions in our disclosures would not significantly alter the “total mix” of information made available to investors and there is not a substantial likelihood that a reasonable investor would consider the royalty provisions important or beneficial in making an investment decision. Investment decisions are based on our overall business strategy rather than contract-specific information, such as royalty provisions, which are more important to the parties to the agreement rather than investors. Instead, investment decisions are based on the types and number of license agreements in which we are involved, and the companies which are parties to such agreements. Protection of investors has been satisfied with disclosure of the agreement as a whole and the rights thereunder generally.
The only parties that may find the royalty provisions important, besides Eli Lilly, are our competitors, and current and potential licensees of our intellectual property, which could use the information contained in the royalty provisions to gain a competitive advantage over us in future negotiations because they reveal our negotiating position and business strategies. Disclosure of the royalty provisions would lead competitors to make inferences regarding our bargaining power, our strengths and weaknesses and negotiating ranges and would allow our competitors and other strategic partners to obtain leverage over the negotiation process, which could disadvantage us in future negotiations with other entities regarding similar arrangements in the future. Our position would indeed be compromised with disclosure of the royalty provisions. Because the information contained in the royalty provisions is not material to investors and public disclosure of the royalty provisions would cause substantial harm to us, Eli Lilly and to our stockholders, we believe that the royalty provisions should be treated as confidential for the reason discussed below.
Under Section 552(b)(4) of the Freedom of Information Act (“Exemption 4”) and the regulations promulgated thereunder, “the Commission will generally not publish or make available to any person matters that are . . . trade secrets and commercial or financial information obtained from a person and privileged or confidential . . . .” See 17 C.F.R. § 200.80(b)(4). We believe that the royalty provisions, which are heavily negotiated terms, fall within the scope of Exemption 4. To be within the scope of Exemption 4, such information should “ . . . have a . . . direct relationship with a business venture, i.e., one where profit is the primary aim.” American Airlines, Inc. v. National Mediation Bd., 453 F. Supp. 430, 435 (S.D.N.Y.), rev’d on other grounds, 588 F.2d 863 (2d Cir. 1978). The royalty provisions naturally flow from one of our ordinary, income generating business activities, i.e., the outlicensing of intellectual property. The royalty provisions specifically establish, or one could derive, the amount of revenue or lack of revenue attributable to the agreement while providing explicit details regarding payments and standards reflecting the strength of the agreement, which was an essential component in the negotiation of the agreement. We believe that the royalty provisions are directly related to the profitability of OSI and are “commercial or financial information” within the scope of Exemption 4. In conclusion, we believe that disclosure of the royalty provisions could make future negotiations more difficult, and the outcome less favorable to us, than might otherwise be the case, and could result in considerable economic damage to us.

Divestiture of Eye Disease Business, page 11
4.	We note in your discussion of the divestiture of the remaining assets of your eye disease business you state that under the terms of the transaction you will receive potential future milestone and royalty payments. Please quantify the aggregate potential future milestone payments, the amount paid to date, if any, and provide more information about the royalty provision; either a range or a statement that the percentage is in the single digits, teens etc. will be sufficient. If these payments will not be considered material to the company, please provide an analysis supporting that determination.
As we disclosed in our 2008 Form 10-K, pursuant to the terms of the divestiture agreement with Eyetech Inc., we are entitled to receive potential future milestone and royalty payments upon the occurrence of specified events related to Eyetech Inc. and Macugen® (pegaptanib sodium injection). We have not previously disclosed the amount of these potential payments, as we do not currently expect these amounts to be material. Notwithstanding the foregoing, we have no objection to disclosing the amounts of these potential payments, with the exception of details regarding the royalty provisions for the reasons stated in our response to comment number 3 above.
In response to the staff’s comment, we propose to include the following underlined disclosures in our 2009 Form 10-K. We have included relevant disclosure from our 2008 Form 10-K to provide context.
On August 1, 2008, we completed the sale of the remaining assets of our eye disease business to Eyetech Inc., a newly formed corporation whose shareholders consist primarily of members of the Macugen® (pegaptanib sodium injection) sales team. These remaining assets consisted principally of the right to market and sell Macugen in the United States. We do not hold any equity or equity rights in Eyetech Inc. Under the terms of the transaction, the principal assets we transferred to Eyetech Inc. consisted of Macugen-related intellectual property and inventory, as well as $5.8 million in working capital primarily in the form of Macugen trade receivables, in exchange for potential sales-related milestones of up to $185 million, a royalty percentage on net sales depending upon the level of Macugen sales and the potential for an additional payment in the event of a change of control transaction with respect to Eyetech Inc.

Item 2. Properties, page 36
5.	Please file as exhibits to the Form 10-K copies of any lease agreement considered material to the company, as described on page 36. See Item 601(b)(10)(ii)(D) of Regulation S-K.
OSI is not a party to any material lease agreements. We own our principal facilities in Melville, New York, Ardsley, New York and Oxford, U.K. in fee simple. We do not regard our leases for our other facilities in Farmingdale, New York, Boulder, Colorado and Cedar Knolls, New Jersey as material.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development, page 49
6.	Your Lifecycle Plan describes Phase III drug development activities that appear to indicate likely future Tarceva-related product launches. Please revise your disclosure to identify those drugs in development that are reasonably likely to result in future product launches and disclose why you believe that to be the case. In addition for each of these drugs, disclose the anticipated completion dates, estimated costs to complete development and the period in which resulting net cash inflows are expected to commence. If you do not maintain research and development costs by project, disclose that fact and provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project. To the extent that you are unable to provide this information, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
As we note in the Lifecycle Plan disclosure of the Business Section of our 2008 Form 10-K, there are a number of ongoing Phase III clinical trials that seek to expand the use of Tarceva into new indications, both as a single agent and as a combination therapy with other targeted anti-cancer agents. Of these trials, however, we are a co-sponsor of only two Phase III studies — SATURN and RADIANT — that have the potential to result in future product launches (i.e., regulatory approvals for additional indications for Tarceva). The other Phase III studies that we reference in the Lifecycle Plan disclosure are (i) our TITAN study, which is a part of our post-approval commitment for Tarceva and unlikely to result in a future product launch, (ii) our BETA study, which did not meet its primary endpoint and (iii) studies conducted by either our collaborators or other third parties, including the ATLAS study (conducted by Genentech and Roche), the ovarian and colorectal cancer studies (conducted by collaborative groups in the European Union) and the hepatocellular cancer study (conducted by Bayer). With respect to the third party Phase III studies for Tarceva, we currently provide limited or no financial support for these studies and generally receive limited information with respect to their progress. As such, we cannot reasonably estimate the expected costs for these studies, nor when, if ever, these studies may provide us with a financial benefit.
In terms of the SATURN and RADIANT clinical trials, we note that there are numerous uncertainties that could affect our ability to ultimately launch Tarceva in a new indication, including (i) uncertainties related to safety and efficacy data, (ii) changes to the competitive landscape for Tarceva in the additional indications that we are pursuing, (iii) uncertainties surrounding the approval of Tarceva in new indications by the U.S. Food and Drug Administration and foreign regulatory authorities and (iv) other uncertainties described in Part 1, Item 1A, “Risk Factors” to our 2008 Form 10-K under “Risks Related to our Business” and “Risks Related to Regulatory Matters.”
We recently reported positive results from our SATURN study, which showed that Tarceva extended the survival of patients with advanced non-small cell lung cancer (“NSCLC”) when used as single agent therapy in patients who did not progress following first-line treatment with platinum-based chemotherapy, which we refer to as the maintenance setting. Based upon these results, we believe that the SATURN study is reasonably likely to result in a launch of Tarceva in an additional indication, as we are optimistic that both the FDA and European Medicines Agency (the “EMEA”) will approve the use of Tarceva in the maintenance setting in 2010, although we cannot guarantee that these approvals will be granted. As we disclosed in our 2008 Form 10-K, the RADIANT study, in contrast, is not expected to result in data until 2014, subject to the possibility that data could result from a scheduled interim analysis in 2012. Given the uncertainties of the drug development process that we discuss above and the potentially significant amount of time remaining until the completion of the RADIANT trial, we are not able to draw a conclusion at this time regarding the likelihood of a future product launch as a result of this study.
With respect to the SATURN study, we will disclose in our 2009 Form 10-K the estimated remaining costs to complete this study. We do not believe however that we can accurately predict when net cash inflows will commence from sales of Tarceva in the maintenance setting. Although we anticipate that Tarceva will launch in the maintenance setting in 2010, the timing of when sales in this indication will turn net cash flow positive will be influenced by a variety of factors, including the level of sales in the maintenance setting, the timing of our regulatory approvals in the United States and Europe, the costs incurred in launching Tarceva in this indication and the nature and extent of any post-approval commitments required by the FDA or the EMEA.
Based on the foregoing, we propose to add the following underlined disclosure to Item 7, “Management Discussion and Analysis of Financial Condition and Results of Operations,” of our 2009 Form 10-K, under “Results of Operations — Expenses — Research and Development.” We have prepared this disclosure based on the facts and circumstances as they exist as of the date of this letter. As we note in our introduction to this letter, we will need to update this disclosure prior to including it in our 2009 Form 10-K.
We currently are sponsoring, together with our collaborators, one Phase III study for Tarceva that we believe is reasonably likely to result in the launch of Tarceva in a new indication — the SATURN study. In August 2009, we announced detailed results from the SATURN study, which showed that Tarceva extended the survival of patients with advanced NSCLC when used as single agent therapy in patients who did not progress following first-line treatment with platinum-based chemotherapy, which we refer to as the maintenance setting. Based on these results, we believe that the SATURN study is reasonably likely to result in a launch of Tarceva in an additional indication, as we are optimistic that both the FDA and the EMEA will approve the use of Tarceva in the maintenance setting in 2010, although we cannot guarantee that these approvals will be granted. We estimate that our share of the costs of completing the SATURN study will be approximately $5 million. We are not able to accurately predict when net cash inflows will commence from sales of Tarceva in the maintenance setting. Although we anticipate that Tarceva will launch in the maintenance setting in 2010, the timing of when sales in this indication will turn net cash flow positive will be influenced by a variety of factors, including the level of sales in the maintenance setting, the timing of our regulatory approvals in the United States and Europe, the costs incurred in launching Tarceva in this indication and the nature and extent of any post-approval commitments required by the FDA or the EMEA.
As we note in Item 1 of this Annual Report on Form 10-K, “Business — Our Marketed Product — Tarceva — Lifecycle Plan,” there are a number of other ongoing Phase III clinical trials that seek to expand the use of Tarceva into new indications, both as a single agent and as a combination therapy with other targeted anti-cancer agents. With the exception of TITAN and RADIANT, we currently provided limited or no financial support for these Phase III clinical trials and generally receive limited information with respect to their progress. As such, we cannot reasonably estimate the completion dates for these studies, nor when, if ever, these studies may provide us with a financial benefit. With respect to the TITAN and RADIANT studies, the TITAN study is part of our post-approval commitment for Tarceva and is unlikely to result in a new indication for Tarceva. The RADIANT study is not expected to result in data until 2014, subject to the possibility that data could result from a scheduled interim analysis in 2012. Given the uncertainties of the drug development process, including those uncertainties discussed in Item 1A of this Annual Report on Form 10-K — “Risk Factors,” we are not able to draw a conclusion at this time regarding the likelihood of a future product launch as a result of this study.
Commitments and Contingencies, page 56
7.	Please revise your presentation to present the future payment periods in the table on a basis consistent with guidance in Item 303(a)(5) of Regulation S-K.
In response to the staff’s comment, we will revise the format of our commitments and contingencies table to be consistent with Item 303 (a)(5) of Regulation S-K. In particular, we will revise the column headings to be consistent with the requirements of Item 305(a)(5) and add a “Total” column, as required by the Item. In the event that there is a material change to our commitments and contingencies in the third quarter of 2009, the revised table will first appear in our September 30, 2009 Quarterly Report; otherwise, we include the revised table in our on 2009 Form 10-K.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(12) Income taxes, page 84
8.	Roche is responsible for Tarceva-related sales outside of the United States and reported U.S. dollar equivalent sales of $665 million in 2008. You recorded royalty revenue of $134.6 million for these sales however the foreign component of earnings before income taxes was a loss of $36,000. Please explain the apparent inconsistency between these amounts.
The $134.6 million in royalty revenues was generated from a sublicense granted to Roche and is payable to OSI in the United States. These royalties are reported in our domestic tax returns. Therefore, we believe it would be misleading to characterize this royalty revenue as a component of foreign earnings before income taxes from continuing operations since we do not pay foreign income taxes on these amounts.
In response to the staff’s comment, we propose to include the following underlined disclosures below in our 2009 Form 10-K. We have included relevant disclosure from our 2008 Form 10-K to provide context.

The components of earnings before income taxes from continuing operations were as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006

United States	$133,180	$93,471	$25,904
Foreign	(36)	11,868	(19,204)

Earnings before income taxes	$133,144	$105,339	$6,700

Royalties earned from Roche’s international sales of Tarceva are included in our domestic tax returns and are therefore included in United States earnings before income taxes in the table above.
9.	Please disclose the years that remain subject to examination by major tax jurisdictions, as required by paragraph 21 of FIN 48.
In response to the staff’s comment, we will add the following underlined disclosure to our footnotes to the consolidated financial statements in our 2009 Form 10-K:
Due to the existence of significant net operating losses in the United States, we are subject to audit by the U.S. Internal Revenue Service from 1993 to present with respect to our U.S. federal tax returns. The number of years that our principal state and local tax returns are subject review varies by jurisdiction, but in certain jurisdictions, this review right extends back as far as 2001. The tax returns for our U.K. operations remain subject to examination by the Inland Revenue Service from 2006 to present.
Item 9A. Controls and Procedures, page 105
10.	If, as you appear to indicate, your disclosure controls and procedures were designed to provide reasonable assurance, please revise your disclosure to explicitly state:
•	that your disclosure controls and procedures were designed to provide “reasonable assurance’ that the controls and procedures will meet their objectives; and

•	your CEO’s and CFO’s conclusion about the effectiveness of your disclosure controls and procedures at reasonable assurance level.
In response to the staff’s comment, we have included the following underlined disclosure in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed on August 7, 2009, and will continue to include the disclosure in our future quarterly and annual reports. Provided below is the relevant full disclosure to provide context.

Evaluation of Our Disclosure Controls and Procedures. Our disclosure and control procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. The Securities and Exchange Commission requires that as of the end of the period covered by this Quarterly Report on Form 10-Q, the CEO and the CFO evaluate the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13(a)-15(e)) under the Securities Exchange Act of 1934, as amended, and report on the effectiveness of the design and operation of our disclosure controls and procedures. Accordingly, under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q.
CEO/CFO Conclusions about the Effectiveness of the Disclosure Controls and Procedures. Based upon their evaluation of the disclosure controls and procedures, our CEO and CFO have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that material information relating to OSI and our consolidated subsidiaries is made known to management, including the CEO and CFO, on a timely basis and during the period in which this Quarterly Report on Form 10-Q was being prepared.
DEF 14A filed April 29, 2009
Compensation Discussion and Analysis
Equity Awards, page 23
11.	We note your statement on page 24 that equity awards were made to the company’s NEOs within “the recommended +/-20% range of target.” Please revise your disclosure to indicate the specific percentage awarded to each individual NEO and how such percentage was established by the compensation committee.
As we note on page 24 of our 2009 Proxy Statement, the target equity grants for each of our named executive officers (our “NEOs”) are established by the Compensation Committee of Board of Directors, in consultation with the Compensation Committee’s independent compensation consultant, Radford. For 2008, Radford recommended target grants of stock options and restricted stock units for each of our NEOs based on its review of awards granted to comparable executives at our peer companies. Radford also suggested that practice among our peer companies was to generally provide equity grants within a plus or minus 20% range of these target amounts, unless the Compensation Committee determines that a grant outside of that range is warranted. The Compensation Committee then set the specific range for each NEO based upon its assessment of the individual performance of each NEO, in the manner described on page 23 of our 2009 Proxy Statement.
The 2008 equity grants for each of our NEOs were determined by the Compensation Committee in December 2008 during its annual assessment of the equity grants for all of our employees. As disclosed on page 24 of our 2009 Proxy Statement, based on feedback from Radford that our NEOs were at a level of potential stock ownership that was significantly below our peers, our Compensation Committee elected to increase the target grant of stock options for our NEOs. To enhance the retentive value of these option awards, the target number of stock options was doubled for each NEO for the 2008 calendar year, and these awards were structured with an extended vesting period such that these stock options will vest one-third on each of the third, fourth and fifth anniversaries of their grant date. The target number of restricted stock unit awards was not changed, and the four year ratable vesting schedule was retained for 2008.
For the 2008 calendar year, each of our NEOs, with the exception of Robert Simon and Colin Goddard, received equity grants that represented a 20% increase in their target amount of restricted stock units and stock options (as adjusted, to reflect the increase in the target number of stock options discussed above). As we disclosed in page 24 of our 2009 Proxy Statement, in recognition of his exceptional performance for 2008, Mr. Simon received an award of stock options and restricted stock units that represented approximately a 50% increase from his target amount. Dr. Goddard’s grant of stock options represented an 8% increase from his adjusted target amount and his grant of restricted stock units represented a 25% increase from his target amount.
Per the staff’s request, beginning with our Proxy Statement for our 2010 Annual Meeting of Shareholders, we will disclose the specific amount (in percentage terms) by which the equity grants to each of our NEOs were above or below the target amounts set by our Compensation Committee.
* * * *

     We believe that the responses above fully address the comments contained in the Commission’s letter of July 20, 2009. In addition, as requested, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure of our filings with the Commission

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the foregoing, please do not hesitate to contact me at (631) 962-2048.

Very truly yours,
/s/ Jon Brooks
Jon Brooks
Associate General Counsel — Corporate and Securities

cc:	Don Abbott, Securities and Exchange Commission
Frank Wyman, Securities and Exchange Commission
Jeffrey Riedler, Securities and Exchange Commission
Laura Crotty, Securities and Exchange Commission
Pierre Legault, OSI Pharmaceuticals, Inc.
Barbara A. Wood, OSI Pharmaceuticals, Inc.
Katayun I. Jaffari, Saul Ewing LLP